UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HILAND HOLDINGS GP, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

43129M 10 7

(CUSIP Number)

Ken Maples
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43129M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bert Mackie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,556,447 Common Units of Hiland Holdings GP, LP

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,556,447 Common Units of Hiland Holdings GP, LP

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Units of Hiland Holdings GP, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”).  The principal executive offices of the Issuer are located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701.

Item 2.	Identity and Background

(a)          Name of the Person filing this Statement is Bert Mackie (the “Reporting Person”).

(b)          The business address of the Reporting Person is 201 West Broadway, Enid, Oklahoma 73702.

(c)          The Reporting Person is an officer of Security National Bank.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On September 25, 2006, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (the “Trusts”) received an aggregate 4,556,447 Common Units in consideration for their contribution to the Issuer of an aggregate (i) 193,859 common units (“HLND Units”) representing limited partner interests in Hiland Partners, LP (“Hiland”), (ii) 1,404,586 subordinated units representing limited partner interests in Hiland (“Subordinated Units”) and (iii) 32.59% Class B membership interest in Hiland Partners GP, LLC, the general partner of Hiland, in connection with the Issuer’s formation and initial public offering.  The Reporting Person is the trustee of both of the Trusts and has disclaimed beneficial ownership of the Common Units held by the Trusts.

Item 4.	Purpose of Transaction

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•       an extraordinary corporate transaction, such as a member, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•       a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

•       any material change in the present capitalization or dividend policy of the Issuer;

•       any other material change in the Issuer’s business or corporate structure;

•       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•     any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)             The Reporting Person beneficially owns 0 Common Units, or 0.0% of the Common Units outstanding.

(b)             The Reporting Person has sole voting and dispositive power with respect to 4,556,447 Common Units.

(c)             See Item 3.

(d)             The Reporting Person has disclaimed beneficial ownership of the Common Units reported in this Schedule 13D.  The Trusts for which the Reporting Person is trustee have the right to receive any cash distributions paid in respect of the Common Units or the proceeds from any sale of the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contribution Agreement

In connection with the Issuer’s formation and initial public offering, the Reporting Person, in his capacity as trustee for the Trusts, and certain other parties (collectively, the “Contributing Parties”) entered into a Contribution Agreement, dated May 24, 2006 and amended September 12, 2006, pursuant to which, the Contributing Parties contributed to the Issuer all of the membership interests in Hiland Partners GP, LLC, 1,301,471 HLND Units and 4,080,000 Subordinated Units. As consideration for this contribution and in accordance with the terms of the Contribution Agreement, the Issuer distributed to the Contributing Parties substantially all of the proceeds from its initial public offering that were not used to retire outstanding debt of the general partner of Hiland and issued to the Contributing Parties an aggregate of 13,550,000 common units and Class B units in the Issuer.

The relative percentage of the Common Units and Class B units that were issued pursuant to the Contribution Agreement were determined based on the relative value of the HLND Units and Subordinated Units and the value of the interests in Hiland Partners GP, LLC that were contributed to the Issuer by each of the Contributing Parties. This value was determined at the time of pricing of the initial public offering of the Issuer and was based on a three-day average closing price of the HLND Units at that time (which price was used to value the HLND Units and the Subordinated Units contributed to the Issuer) and the Issuer’s total market value based on the initial public offering price of the Common Units.

The Class B common units were issued to Messrs. Moeder and Maples, who are officers of the general partner of the Issuer (the “General Partner”), as consideration for their unvested ownership interests in Hiland Partners GP, LLC. The Class B common units have substantially identical rights as the Common Units and, upon vesting, will become convertible at the election of the holder into Common Units. Prior to conversion, Messrs. Moeder and Maples will not be entitled to transfer the Class B common units. The Class B common units will vest in equal increments on February 15, 2007 and February 15, 2008. In addition, any unvested Class B common units will become fully vested upon the disability, death or termination other than for cause of such individual or a change of control of the General Partner. If Messrs. Moeder or Maples cease to be an officer or employee of the General Partner for any other reason, the unvested Class B common units will be forfeited and transferred to the other Contributing Parties on a pro rata basis based on their vested ownership of Hiland Partners GP, LLC immediately prior to the contribution of those interests to the Issuer.

The Contribution Agreement was filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-134491) and is incorporated herein by reference. Amendment No. 1 to the Contribution Agreement was filed as Exhibit 2.3 to the Issuer’s Registration Statement (File No. 333-134491) and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

(a)             Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HHGP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).

(b)             Amendment No. 1 dated September 12, 2006 to Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HHGP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2006
Date
/s/ Bert Mackie
Signature
Bert Mackie
Name/Title